EXHIBIT 99.1

Profound Medical and Siemens Healthineers to Offer a Complete Solution for MRI-guided Prostate Therapy

– Combines Profound’s TULSA-PRO® and Siemens Healthineers’ Magnetom Free.Max –

– Supports the Modern Treatment Pathway that allows for more accurate and precise diagnosis, treatment, and follow-up –

– Aligns well with CMS 2025 Final Rule establishing Urology APC Level 7 reimbursement for TULSA procedure at all 3 sites of service –

TORONTO, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that it has entered into a definitive co-sales and co-marketing agreement with Siemens Healthineers, a global leader in medical technology, pursuant to which the companies will commercialize a new MRI-guided prostate therapy solution which combines Profound’s TULSA-PRO® system and consumables with Siemens Healthineers’ Magnetom Free.Max magnetic resonance (“MR”) scanner.1

The Transurethral Ultrasound Ablation (“TULSA”) procedure, performed using Profound’s TULSA-PRO® system, employs real-time MR guidance for precision to preserve prostate disease patients’ urinary continence and sexual function, while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55-57°C). TULSA-PRO® enables surgeons to ablate whole- or partial-gland prostate tissue in patients with low-, intermediate, or high-risk prostate cancer; with benign prostatic hyperplasia (“BPH”); as well as those prostate cancer patients on active surveillance seeking treatment of their cancer and relief from their symptoms of BPH. TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine.

In late October 2024, the U.S. Centers for Medicare & Medicaid Services (“CMS”) issued its outpatient prospective payment system (OPPS) and its Physician Fee Schedule (PFS) final rules (“Final Rules”) for the three new CPT® Category 1 codes and their descriptors covering the TULSA procedure, which will become effective on January 1, 2025. With the Final Rules, TULSA reimbursement was raised to Urology Level 7 Ambulatory Payment Classification (“APC”) from the Urology APC Level 6 proposed in July 2024. Uniquely for prostate treatment modalities, TULSA codes have been assigned to all three sites of service: Hospital Outpatient (HOPD), Ambulatory Surgical Center (“ASC”), and Private Office/Non-Facility (OBL). The spectrum of the location of service will ensure TULSA patients can be treated in an unrivalled number of settings.

Magnetom Free.Max from Siemens Healthineers is an innovative MR scanner that combines a 0.55 Tesla field strength with advanced hardware design and the proprietary deep learning image reconstruction technology, Deep Resolve. The first and only open 80 cm bore system available on the market, Magnetom Free.Max also facilitates MR scanning for larger and/or claustrophobic patients, enhancing the patient experience. The magnetic field strength of 0.55 Tesla combined with the 80 cm open bore make Magnetom Free.Max a particularly suitable MR system for interventional procedures. Weighing only 3.2 tonnes and with a height of <2 m, Magnetom Free.Max is the most lightweight, compact superconducting MRI scanner ever offered by Siemens Healthineers. Its reduced size permits installation with only minimal structural modifications. Furthermore, where MR scanners typically require several hundred liters of helium and a quench pipe for cooling purposes, the new magnet of the Magnetom Free.Max uses only 0.7 l of liquid helium and no quench pipe, reducing lifecycle and infrastructure costs. For these reasons, Magnetom Free.Max reduces the acquisition, installation and operating costs compared to those associated with conventional superconducting MR scanners, and has simplified MRI integration in locations previously not suitable for MR imaging.

Michael D. Fabrizio, MD, FACS, Professor of Urology Eastern Virginia Medical School Urology of Virginia, Past President MidAtlantic Section of the American Urological Association (AUA), and Co-founder The Atlantic Clinic, said, “It is exciting to see these two innovative medical technology companies join forces to market a complete interventional MRI solution that will not only support the Modern Treatment Pathway for prostate disease, but also make TULSA accessible in the widest possible range of treatment settings. Heretofore, my large urology group partners and I have been performing RARP procedures on prostate cancer patients exclusively at a hospital, but have transitioned to our freestanding ASC (ambulatory environment) when possible. As the complete interventional MRI solution1 will make performing the TULSA procedure in an ASC both practically and economically feasible, many of us are much more interested in exploring adoption of the technology.”

Donald Hardie, Head of Global Marketing & Sales Magnetic Resonance at Siemens Healthineers, commented, “We were excited to present our common vision with Profound for a complete MRI-guided prostate therapy solution1 at its physician peer-to-peer ‘PRO-TALK Live!’ event in September 2024. This complete solution represents the convergence of our respective cutting-edge diagnostic and interventional MR technologies. Magnetom Free.Max has already brought MR to new places, including orthopedic centers, rural hospitals and Ambulatory Surgical Centers, where patients need diagnostic quality MR imaging most. We look forward to working with Profound to help expand access to prostate disease treatment with TULSA as well.”

“Our definitive co-sales and co-marketing agreement with Siemens Healthineers aligns perfectly with our goal of ensuring that our technology can be readily accessed by urologists and their prostate disease patients in the widest possible range of treatment settings, especially now that CMS has recognized the value proposition of the TULSA procedure and placed it at Urology APC Level 7,” said Arun Menawat, Profound’s CEO and Chairman. “Importantly, the Magnetom Free.Max offers image quality that is comparable to larger 1.5T scanners.2,3 Accordingly, this new program which Profound is calling TULSA+, is ideally suited for ASC's that already need high-quality MR imaging for their orthopedic applications, but will now be able to leverage the investment for urological treatment of prostate cancer and/or BPH as well. Given the positive Final Rules, the TULSA+ program not only has the potential to provide flexible access to the technology in the surgical departments of hospitals, in ASCs, and even in doctors’ offices, but also a strong economic case for user adoption regardless of setting.”

Subject to the completion of the compatibility process of TULSA-PRO® and Magnetom Free.Max, the companies currently expect to initiate sales of the total prostate solution in 2025.1

Sources

1 The product is still under development and not commercially available. It is not for sale in the U.S. Its future availability cannot be ensured.

2 Lopez Schmidt I, et al. Diagnostic Image Quality of a Low-Field (0.55T) Knee MRI Protocol Using Deep Learning Image Reconstruction Compared with a Standard (1.5T) Knee MRI Protocol. J Clin Med. 2023 Feb 28;12(5):1916. doi: 10.3390/jcm12051916. PMID: 36902704; PMCID: PMC10003576.

3 Bandettini, W.P., et al. A comparison of cine CMR imaging at 0.55 T and 1.5 T. J Cardiovasc Magn Reson 22, 37 (2020). https://doi.org/10.1186/s12968-020-00618-y

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. The TULSA procedure, performed using the TULSA-PRO® system, has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for precision to preserve patients’ urinary continence and sexual function, while killing the targeted prostate tissue via precise sound absorption technology that gently heats it to 55-57°C. TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine. TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Susan Thomas
Public Relations
sthomas@profoundmedical.com
T: 619.540.9195